UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2025

George Athanasiadis
Chief Executive Officer
FAST CASUAL CONCEPTS, INC.
141 Amsterdam Rd.
Grove City, PA 16127

Re: FAST CASUAL CONCEPTS, INC.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed November 26, 2025
File No. 000-56780

Dear George Athanasiadis:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-12G filed November 26, 2025

Item 1A. Risk Factors, page 6

1. We note your response to prior comment 2 and reissue. Please supplement your relevant risk factor, discussing the percentage of outstanding shares that the CEO must keep to continue to control the outcome of matters submitted to shareholders for approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Please also disclose that the capital structure and disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest, and that future issuance of high-vote shares may be dilutive to low-vote shareholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Betmar Lopez